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                                                                  Exhibit 99.77D

                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                           SUB-ITEM 77D(g) and 77Q1(b)


The following resolutions were adopted by the Trustees at their meeting held April 6-7, 2000.

APPROVAL OF CHANGES TO INVESTMENT POLICIES

The Chairman indicated that the next item of business was the consideration of changes to the investment policies of the Small Company Value Trust managed by AXA Rosenberg and MID Cap Growth Trust managed by A I M Capital Management, Inc. ("AIM"). Mr. Boyda presented the resolution. After discussion, on motion duly made and seconded, the following resolutions were adopted:

         AXA Rosenberg Small Company Value Trust

WHEREAS, the Subadviser to the Small Company Value Trust desires to modify the Trust's investment policies to state that, under normal market conditions, at least 65% of the portfolio's total assets will be invested in securities with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index; it is

RESOLVED, that the amended and restated investment policies of the Small Company Value Trust as set forth below are hereby approved effective upon disclosure in the Trust's prospectus.

                               INVESTMENT POLICIES

         AXA Rosenberg Investment Management LLC ("AXA Rosenberg") manages the Small Company Value Trust. AXA Rosenberg pursues this objective by investing, under normal circumstances, at least 65% of the portfolio's assets in common stocks of companies with total market capitalization that approximately match the range of capitalization of the Russell 2000 Index which are traded principally in the markets of the United States. The market capitalizations within the Russell 2000 Index will vary, but as of December 31, 1999, they ranged from approximately $2 million to $13.2 billion. Because the companies in which the Small Company Value Trust invests typically do not distribute significant amounts of company earnings to shareholders, the Small Company Value Trust's objective places relatively greater emphasis on capital appreciation than on current income.

         AIM Mid Cap Growth Trust

WHEREAS, the Subadviser to the Mid Cap Growth Trust desires to modify the Trust's investment policies to allow investment in all market capitalizations; and

WHEREAS, the name of the portfolio must be amended to reflect the change in investment policies; it is

RESOLVED, that the amended and restated investment policies of the Mid Cap Growth Trust as set forth below are hereby approved effective upon disclosure in the Trust's prospectus.

                               INVESTMENT POLICIES

         A I M Capital Management, Inc. ("AIM") manages the All Cap Growth Trust. AIM seeks to achieve this investment objective by investing the portfolio's assets, under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth. As a result of this policy, the market prices of many of the securities purchased and held by the portfolio may fluctuate widely. Any income received from securities held by the portfolio will be incidental.

FURTHER RESOLVED, that the name of the portfolio be redesignated as the All Cap Growth Trust to have the same relative rights and preferences accorded such Series of Shares in the Agreement and Declaration of Trust dated September 29, 1988; and

FURTHER RESOLVED, that such redesignation shall become effective upon amendment to the Trust's Agreement and Declaration of Trust effecting such redesignation.